UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Modular Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60785L108

(CUSIP Number)

Paul DiPerna

c/o Modular Medical, Inc.

16772 West Bernardo Drive

San Diego, CA 92127

(858) 800-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60785L108	13D/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Paul DiPerna
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,768,374
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 244,944
	10.	SHARED DISPOSITIVE POWER 7,523,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,768,374
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.70%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 18,832,648 total outstanding shares of Common Stock as of December 31, 2020.

CUSIP No. 60785L108	13D/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Paul DiPerna Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.85%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 18,832,648 total outstanding shares of Common Stock as of December 31, 2020.

CUSIP No. 60785L108	13D/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Paul DiPerna Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 523,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,430
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 18,832,648 total outstanding shares of Common Stock as of December 31, 2020.

CUSIP No. 60785L108	13D/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Kelsie Nicole DiPerna
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 18,832,648 total outstanding shares of Common Stock as of December 31, 2020.

CUSIP No. 60785L108	13D/A	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Alaria Michele DiPerna
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 18,832,648 total outstanding shares of Common Stock as of December 31, 2020.

CUSIP No. 60785L108	13D/A	Page 7 of 9 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Modular Medical, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 16772 West Bernardo Drive, San Diego, CA 92127.

Item 2.  Identity and Background.

(a)	The persons filing this statement are Paul DiPerna, (“Mr. DiPerna”), Kelsie Nicole DiPerna (“Ms. K. DiPerna”), Alaria Michele DiPerna (“Ms. A. DiPerna”), Paul DiPerna Irrevocable Trust (the “Irrevocable Trust”) and Paul DiPerna Trust (the “Trust” and, together with Mr. DiPerna, Ms. K. DiPerna, Ms. A. DiPerna and the Irrevocable Trust, the “Reporting Persons”).

(b)	The address of each Reporting Person is c/o Modular Medical, Inc., 16772 West Bernardo Drive, San Diego, CA 92127.

(c)	Mr. DiPerna serves as a Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company. The Irrevocable Trust and the Trust are trusts, organized under the laws of California. Mr. DiPerna is the trustee of both trusts. Ms. K. DiPerna and Ms. A DiPerna are residents of the State of California and the daughters of Mr. DiPerna.

(d)	– (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. DiPerna, Ms. K. DiPerna and Ms. A. DiPerna are citizens of the United States of America; the Irrevocable Trust and the Trust are trusts organized under the laws of California.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 24, 2017, the Company entered into a Reorganization and Share Exchange Agreement with Quasuras Inc. (“Quasuras”), Mr. DiPerna and the other shareholders of Quasuras (the “Acquisition Agreement”), pursuant to which, among other items, the Company acquired all of the issued and outstanding capital stock of Quasuras from the shareholders of Quasuras, including the shares owned by Mr. DiPerna for which Mr. DiPerna received in exchange for his shares of Quasuras, 7,220,400 shares of the Common Stock (the “Acquisition”). Simultaneously with the Acquisition, Mr. DiPerna purchased from the Company, pursuant to a Common Stock Purchase Agreement dated as of July 24, 2017 (the “SPA”), 303,030 shares of Common Stock, (the “Private Placement”).

The aggregate 7,768,374 shares of Common Stock beneficially owned by Mr. DiPerna consists of (i) 7,220,400 shares acquired in the Acquisition, (ii) 303,030 shares acquired in the Private Placement and (iii) 244,944 shares subject to options to acquire Common Stock that are exercisable within 60 days of December 31, 2020.

The funds for the purchase of the shares of Common Stock received in the Private Placement were personal funds and the consideration for the shares of Common Stock acquired in the Acquisition was the Quasuras shares owned by Mr. DiPerna. No borrowed funds were used to purchase any of such shares.

Mr. DiPerna entered into the Stock Transfer, Assignment and Voting Agreement dated as of December 30, 2020 with the Irrevocable Trust, the Trust, Ms. K. DiPerna and Ms. A. DiPerna (the “Stock Transfer Agreement”). Pursuant to the Stock Transfer Agreement, Mr. DiPerna transferred and assigned for nominal consideration shares of Common Stock as follows: 6,000,000 shares to the Irrevocable Trust, 220,400 shares to the Trust, 500,000 shares to Ms. K. DiPerna and 500,000 shares to Ms. A. DiPerna. No borrowed funds were used by any of such transferees to acquire any of such shares of Common Stock. Prior to the transactions effected in connection with the Stock Transfer Agreement, the Trust owned 303,030 shares of Common Stock.

Item 4.  Purpose of Transaction.

The purpose of the transaction related to the Acquisition was for the Company to acquire Quasuras and for investment purposes.  The purpose of the transactions effected by the Stock Transfer Agreement was to transfer and assign shares of Common Stock to the Irrevocable Trust, the Trust, Ms. K. DiPerna and Ms. A. DiPerna and for investment purposes. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 60785L108	13D/A	Page 8 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Mr. DiPerna may be deemed to be the beneficial owner of 7,768,374 shares of Common Stock, constituting 40.70% of the issued and outstanding shares of the Company, based upon 18,832,648 shares of Common Stock outstanding as of the date hereof. Mr. DiPerna has the sole power to vote or direct the vote of 7,768,374 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. Mr. DiPerna has the sole power to dispose or direct the disposition of 244,944 shares of Common Stock and the shared power to dispose or direct the disposition of 7,523,430 shares of Common Stock.

As of the date hereof, the Irrevocable Trust directly owns 6,000,000 shares of Common Stock, constituting 31.85% of the issued and outstanding shares of the Company, based upon 18,832,648 shares of Common Stock outstanding as of the date hereof. The Irrevocable Trust has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. The Irrevocable Trust has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 6,000,0000 shares of Common Stock.

As of the date hereof, the Trust directly owns 523,430 shares of Common Stock, constituting 2.78% of the issued and outstanding shares of the Company, based upon 18,832,648 shares of Common Stock outstanding as of the date hereof. The Trust has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. The Trust has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 523,430 shares of Common Stock.

As of the date hereof, Ms. K. DiPerna directly owns 500,000 shares of Common Stock, constituting 2.65% of the issued and outstanding shares of the Company, based upon 18,832,648 shares of Common Stock outstanding as of the date hereof. Ms. K. DiPerna has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 500,000 shares of Common Stock. Ms. K. DiPerna has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 500,000 shares of Common Stock.

As of the date hereof, Ms. A. DiPerna directly owns 500,000 shares of Common Stock, constituting 2.65% of the issued and outstanding shares of the Company, based upon 18,832,648 shares of Common Stock outstanding as of the date hereof. Ms. A. DiPerna has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. Ms. A. DiPerna has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 500,000 shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. Except for the SPA, the Acquisition Agreement and the Stock Transfer Agreement, described in Item 4 above, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Stock Transfer, Assignment and Voting Agreement

CUSIP No. 60785L108	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to their best knowledge and belief, each of the parties below certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

PAUL DIPERNA, individually
By:	/s/ Paul DiPerna
Name: Paul DiPerna

PAUL DIPERNA IRREVOCABLE TRUST
By:	/s/ Paul DiPerna
Name: Paul DiPerna
Title: Trustee

PAUL DIPERNA TRUST
By:	/s/ Paul DiPerna
Name: Paul DiPerna
Title: Trustee

KELSIE NICOLE DIPERNA, individually
By:	/s/ Kelsie Nicole DiPerna
Name: Kelsie Nicole DiPerna

ALARIA MICHELE DIPERNA, individually
By:	/s/ Alaria Michele DiPerna
Name: Alaria Michele DiPerna